[Letterhead of Spirit AeroSystems Holdings, Inc.]

September 2, 2014

Justin Dobbie, Legal Branch Chief

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Spirit AeroSystems, Inc.

Registration Statement on Form S-4 (File No. 333-197592)

Dear Mr. Dobbie:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933 (the “Securities Act”), Spirit AeroSystems, Inc. (“Spirit”) and Spirit AeroSystems Holdings, Inc. (“Spirit Holdings”, and, together with Spirit, the “Registrants”), hereby respectfully request that the effective date of the above-captioned Registration Statement on Form S-4, as amended (the “Registration Statement”), be accelerated to, and that the Registration Statement be declared effective on Thursday, September 4, 2014, at 2:00 p.m. (Eastern Standard Time), or as soon thereafter as is practicable.

Since the Registration Statement is an exchange offer in reliance on the staff’s position in the line of no-action letters beginning with Exxon Capital Holdings Corporation (available April 13, 1988), there are no underwriters in connection with the registration, and, therefore, no request for acceleration or consent by an underwriter has been filed herewith.

The Registrants confirm that they are aware of their obligations under the Securities Act.  In addition, the Registrants hereby acknowledge that:

•                                          should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•                                          the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•                                          the Registrants may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions with respect to this filing, please do not hesitate to contact the undersigned at (316) 523-7132 or mark.j.suchinski@spiritaero.com or Chris Peterson of Kaye Scholer LLP at (212) 836-8861 or christopher.peterson@kayescholer.com.

Sincerely,

Spirit AeroSystems, Inc.

Spirit AeroSystems Holdings, Inc.

/s/ Mark J. Suchinski
Mark J. Suchinski
Vice President
Corporate Controller

cc:        Christopher P. Peterson, Esq.

Mark S. Kingsley, Esq.

(Kaye Scholer LLP)